SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Coffee Holding Co., Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)
129176 10 5
(CUSIP Number)

Matthew Dyckman
Sonnenschein Nath & Rosenthal LLP
1301 K Street, N.W., Suite 600 East Tower
Washington, DC 20005
(202) 408-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

APRIL 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 129176 10 5	Page of 2 of 5 Pages

SCHEDULE 13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Gordon
2	CHECK THE APPROPRAITE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,144,908
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,144,908
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,144,908
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 129176 10 5	Page of 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER

The securities as to which this Schedule 13D (the “Schedule”) relates are shares of common stock, par value $.001 per share (the “Common Stock”), of Coffee Holding Co., Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 3475 Victory Boulevard, Staten Island, NY  10314.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name: Andrew Gordon

(b)	Business Residence: 3475 Victory Boulevard, Staten Island, NY 10314

(c)	Present Occupation: Mr. Gordon is the President, Chief Executive Officer, Chief Financial Officer and Treasurer of Coffee Holding Co., Inc.

(d)	During the last five years, Mr. Gordon has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, Mr. Gordon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION

On April 15, 2009, Sterling Gordon and Rachelle Gordon each transferred by bona fide gift for estate planning purposes 240,000 shares of common stock of the Issuer to certain family members.  As a result of these transactions, an aggregate of 120,000 shares of common stock of the Issuer were transferred to Andrew Gordon as custodian for his two minor children.  Andrew Gordon has sole voting and dispositive power over such shares.  As a result of these transfers,  Andrew Gordon is now the beneficial owner of 1,144,908 shares of the Issuer's common stock, or approximately 21.0% of the Issuer's outstanding common stock.

CUSIP No. 129176 10 5	Page of 4 of 5 Pages

Andrew Gordon has no other present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a-b)	Mr. Gordon beneficially owns (with sole voting and dispositive power) 1,144,908 shares of Common Stock, which represents approximately 21.0% of the outstanding Common Shares of the Issuer.

(c)
Other than with respect to the 120,000 shares of Common Stock of the Issuer acquired by Mr. Gordon as custodian for his minor children, no person or entity other than Mr. Gordon has the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of the Issuer’s Common Stock reported in this Schedule

(d)	Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

None.

CUSIP No. 129176 10 5	Page of 5 of 5 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Andrew Gordon
Andrew Gordon

March 10, 2010